                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  Navidec, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    63934Q101
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13G includes 51,916 shares (8%) of Issuer held by WFC Holdings Corporation, a subsidiary of Wells Fargo & Company that is not eligible to file a Schedule 13G pursuant to Rule 13d-1(b) but is eligible to file a Schedule 13G pursuant to Rule 13d-1(c).

                                   13G

CUSIP NO. 63934Q101


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    51,916
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 51,916
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      101

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            52,017

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8%

12) TYPE OF REPORTING PERSON

            HC

                                   13G

CUSIP NO. 63934Q101


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WFC Holdings Corporation
            Tax Identification No. 41-1921346

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    51,916
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 51,916
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            51,916

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8%

12)  TYPE OF REPORTING PERSON

            CO

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Navidec, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           6399 S. Fiddler Green Circle
           Suite 300
           Greenwood Village, CO  80111

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  WFC Holdings Corporation

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  WFC Holdings Corporation
               420 Montgomery Street
               San Francisco, California 94163

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  WFC Holdings Corporation:  Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           63934Q101

Item 3 The person filing is a:

        Not applicable.

Item 4  Ownership:

        See Items 5-11 of each cover page. Information as of December 31, 2002.

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not applicable.

Item 8  Identification and Classification of Members of the Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10 Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 13, 2003

WELLS FARGO & COMPANY


By:  /s/ Laurel A. Holschuh
     ----------------------------------------------------------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Investments, LLC (1)
         WFC Holdings Corporation (2)

(1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2) WFC Holdings Corporation is a Delaware corporation that is not one of the entities listed in Rule 13d-1(b)(1)(ii) and is included in this filing pursuant to Rule 13d-1(c).